UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

Caribou Coffee Company, Inc.

(Name of Subject Company (Issuer))

JAB Beech Inc.

Pine Merger Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$339,467,568	$46,304

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $16.00 (i.e., the tender offer price) by (y) 21,216,723, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,304	Filing Party: JAB Beech Inc.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 10 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2012 (as amended on December 26, 2012, December 28, 2012, December 31, 2012, January 2, 2013, January 3, 2013, January 4, 2013, January 8, 2013, January 9, 2013 and January 10, 2013, “Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Item 11 of the Schedule TO and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

The subsection titled “Legal Proceedings” in Section 15—”Certain Legal Matters” is amended and supplemented by adding the following text thereto:

“On January 14, 2013, the parties to the Richeson Action, Greentech Action, Shah Action, Schufman Action, Arciero Action, McCormack Action, Bishop Action and Harrigill Action, executed a Memorandum of Understanding (the “Memorandum of Understanding”), setting forth the terms and conditions for settlement of each of the actions (the “Settlement”). After notice to all class members and approval by the court, the Settlement would constitute a full and final settlement of all of such actions and would preclude the filing of additional actions in Minnesota state court related to the transactions contemplated by the Merger Agreement.

Pursuant to the Memorandum of Understanding, the parties agreed that, the Company will provide additional disclosures to the Schedule 14D-9 (the “Additional Disclosures”) and Parent and Purchaser will provide dissenters’ rights modifications as follows: (a) the time period by which dissenting shareholders of the Company may demand payment in accordance with MBCA Section 302A.473, Subd. 4(b) shall be extended from within 30 days after notice is given by the Company pursuant to MBCA Section 302A.473, Subd. 4(a) to within 60 days of said notice and (b) the defendants in the actions will waive all rights to seek attorneys’ fees in connection with a dissenters’ rights proceeding pursuant to MBCA Section 302A.473, Subd. 8, from any shareholders of the Company who properly demand dissenters’ rights under Minnesota law; provided, however, that the defendants reserve all rights under any other applicable law or court rules.

Pursuant to the Memorandum of Understanding, the plaintiffs or defendants may terminate the Settlement, in the event that, among other things: (a) the Company engages in discussions regarding an Acquisition Proposal (as defined in the Merger Agreement) made by any person other than the Offerors in accordance with Section 6.2(a) of the Merger Agreement, provided that such termination of the Settlement must be made within 24 hours of the party’s receipt of notice of such Acquisition Proposal; (b) prior to the closing of the Offer, Institutional Shareholder Service, Inc. (“ISS”) makes a public announcement recommending that shareholders of the Company not tender their shares in the Tender Offer, provided that such termination of the Settlement must be made within 24 hours of the ISS announcement; or (c) the Offerors increase the price offered in the Offer or the Offer is not consummated in accordance with its terms, provided that such termination of the Settlement must be made within 24 hours of the public announcement of the price increase or the withdrawal of the Tender Offer.

The Memorandum of Understanding provides that the parties agree to negotiate in good faith an award of attorneys’ fees and expenses that will be paid to the plaintiffs and plaintiffs’ counsel upon approval by the court. If the parties cannot agree on such amount, plaintiff’s and plaintiffs’ counsel intend to petition the court for such an award.

Each defendant in the actions vigorously denies any and all wrongdoing or liability with respect to all claims, events, and transactions complained of in the actions. Each defendant in the actions specifically denies that any Additional Disclosure is required under any applicable rule, statute, regulation or law, including both federal and state law, or that the Additional Disclosures are required to be disclosed under federal or state law. The defendants, and each of them, believe that they have valid and good defenses to the causes of action that were or could have been brought in the actions.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, which is attached hereto as Exhibit (a)(5)(N) and is incorporated herein by reference.”

The second paragraph of the subsection titled “Dissenters’ Rights” in Section 15—”Certain Legal Matters” is amended and restated in its entirety as set forth below:

“To be entitled to payment, the dissenting shareholder seeking dissenters’ rights must not accept the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (a) must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, (b) must not vote in favor of the Merger and (c) must satisfy the other procedural requirements of the MBCA; provided that, pursuant to the Memorandum of Understanding, the time frame a dissenting shareholder shall have to demand payment in accordance with MBCA Section 302A.473 Subd. 4(b) shall be extended to 60 days after notice is given by the Company pursuant to MBCA Section 302A.473, Subd. 4(a). Any shareholder contemplating the exercise of those dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect those rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute, as timing for such may be extended in accordance with the above, are not fully and precisely satisfied.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)*	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(a)(5)(M)*	Complaint filed by Bipin Agarwal in the United States District Court, District of Minnesota on January 8, 2013

(a)(5)(N)	Memorandum of Understanding, entered into as of January 14, 2013, by and among Defendants Caribou Coffee Company, Inc., JAB Beech Inc., Pine Merger Sub, Inc., Michel J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn and Wallace B. Doolin, and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill on behalf of themselves and as putative representatives of the absent members of the alleged class that the plaintiffs purport to represent.

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2013

JAB BEECH INC.

By:	/s/ Joachim Creus
Name: Title:	Joachim Creus President

PINE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name: Title:	Joachim Creus President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)*	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(a)(5)(M)*	Complaint filed by Bipin Agarwal in the United States District Court, District of Minnesota on January 8, 2013

(a)(5)(N)	Memorandum of Understanding, entered into as of January 14, 2013, by and among Defendants Caribou Coffee Company, Inc., JAB Beech Inc., Pine Merger Sub, Inc., Michel J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn and Wallace B. Doolin, and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill on behalf of themselves and as putative representatives of the absent members of the alleged class that the plaintiffs purport to represent.

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed